April 14, 2009

Mr. Jay Webb

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington, D.C. 20549

RE: Comment Letter – File No. 0-17187

Dear Mr. Webb:

In connection with your comment letter dated April 6, 2009, we have the following responses:

Form 10-K for the fiscal year ended September 30, 2008 Results of Operations Comparison of Fiscal Years Ended September 30, 2008 and 2007
1.

We note that your fiscal 2008 cost of revenues increased 47 percent, mainly as a result of write-downs of inventory totaling $2,059,300. Yet we did not see any clear explanation as to why such write-down was necessary. Please explain to us and revise your discussion herein in future filings to disclose the facts and the circumstances behind the write down in greater detail.

RESPONSE:

Your question refers to a paragraph on Page 15 of our filing. On the preceding page, Page 14, under Working Capital, we gave the following details of our analysis of inventory and the write-downs:

“Periodically, we review inventory to determine recoverability of items on-hand using the lower-of-cost-or-market (LOCOM) and excess methods. We group and evaluate our products based on their underlying die or wafer type (our raw materials, silicon wafers, can generally be used to make multiple products), to determine the total quantity on-hand and average unit costs. Management uses judgment in comparing historical sales quantities to the quantity on-hand at the end of the fiscal year. If the quantity on-hand exceeds the sales quantities, we provide a valuation allowance for the potentially obsolete or slow-moving items. For the LOCOM analysis, we compare the average historical sales price to the average unit cost of inventories at the end of the fiscal year. If the average unit cost exceeds the average sales price, we provide a valuation allowance.

With continuing low revenue levels, management felt it necessary to also review our raw materials and work-in-process. Our products generally exhibit an active sales product life cycle of ten or more years. However, due to rapid changes in process technology, we are generally unable to obtain wafers for our products for as long a period as their life cycles. As a result, early in a product's life, we are often required to estimate the sales expectations for the entire life cycle and purchase materials upfront. On some occasions, our expectations become lower and we provide a reserve for potential excess materials. In fiscal 2008, we wrote down inventory against our inventory valuation allowance of $1,573,700 and additional inventory totaling $2,059,300. In fiscal 2007, we increased our inventory valuation allowance by $402,700 for potential excess materials, while writing down $1,551,000 of inventory against this previously established allowance. In addition, during fiscal 2007, we scrapped other inventory of $555,600. We believe our current inventory valuation provides a reasonable estimate of the recoverability of inventories at the end of fiscal 2008.”

We felt this description being on the immediately preceding page would suffice as providing disclosure of the details. For future filings, we will attempt to provide better detail in the Comparison section, or refer to the Working Capital section for the details.

Exhibit 31 – Certifications Exhibit 31
2.

We note that your annual report contains management’s internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company as well as the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to include corrected certifications that include the required language. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. This comment also applies to your Form 10-Q for the quarterly period ended December 31, 2008.

RESPONSE: We are filing the amended Form 10-K for the year ended September 30, 2008 and the amended Form 10-Q for the quarterly period ended December 31, 2008 with the revised certifications today.

Please feel free to contact me if you have any questions regarding our responses. Thank you.

Sincerely,

  /s/  Kimiko Milheim

Kimiko Milheim

Chief Financial Officer